FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of June 8, 2006


                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F [X] Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                     82-_.


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The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Summary of the resolutions adopted in the extraordinary general meeting of shareholders of Tenaris S.A. (the "Company") held on June 7, 2006.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2006

                                    Tenaris, S.A.


                                    By: /s/ Cecilia Bilesio
                                        -------------------------
                                        Cecilia Bilesio
                                        Corporate Secretary

   Summary of the resolutions adopted in the Extraordinary General Meeting of shareholders of Tenaris S.A. (the "Company") held on June 7, 2006 at 46A, Avenue
                 John F. Kennedy L-1855, Luxembourg at 12.00 pm


(1) Amendment of article 11 of the Articles of Association to require the Audit Committee to report to the board of directors on its activity and on the adequacy of the internal control system once a year.

The meeting resolved to amend in article 11 of the Articles of Association of the Company by the amendment of paragraph eleven confirming that requires the Audit Committee to report to the board of directors on its activity and on the adequacy of the internal control system once a year, rather than every six months.